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                                                                    EXHIBIT 8.1

                           GIBSON, DUNN & CRUTCHER LLP

                                  [LETTERHEAD]


                               February 10, 1998


(213) 229-7000                                                     C 29003-00718

PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019

     Re:  FLEETWOOD CAPITAL TRUST AND 6% CONVERTIBLE SUBORDINATED DEBENTURES

Gentlemen:

     We have acted as special tax counsel to Fleetwood Enterprises, Inc., a Delaware corporation (the "Company"), in connection with the issuance by the Company of 6% Convertible Subordinated Debentures, which mature on February 15, 2028 (the "Convertible Subordinated Debentures"), to Fleetwood Capital Trust, a statutory business trust created under the Delaware Business Trust Act of the State of Delaware (the "Trust"). The terms of the Convertible Subordinated Debentures and a description of the Trust are set forth in the Offering Memorandum dated February 4, 1998 (the "Offering Memorandum") and the operative documents described therein.

     This opinion is rendered pursuant to Section 7(j) of the Purchase Agreement (the "Purchase Agreement") dated February 4, 1998 by and among the Company, the Trust and PaineWebber Incorporated. This opinion is based on the accuracy of the facts described and the representations made in the Offering Memorandum. This opinion is also based upon the assumptions that (i) the Convertible Subordinated Debentures represent valid and enforceable obligations of the Company, and (ii) the Trust will operate in full compliance with the terms of the Declaration (as defined in the Offering Memorandum) and the Indenture (as defined in the Offering Memorandum).

     We have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, of corporate records and other instruments as we have deemed necessary or appropriate for

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PaineWebber Incorporated
February 10, 1998
Page 2


purposes of this opinion. We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal, state, local, or territorial laws or the laws of any other jurisdiction.

     Based on the foregoing:

     (1) The Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation;

     (2) The Convertible Subordinated Debentures will constitute indebtedness of the Company; and

     (3) The discussion in the Offering Memorandum under the caption "Certain Federal Tax Consequences," to the extent it constitutes summaries of legal matters or legal conclusions, is accurate in all material respects.

     This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any variation or difference in the facts from those set forth in the Offering Memorandum or the operative documents described therein may affect the conclusions stated herein.

     We hereby consent to the use of our name and our opinion under the caption "Certain Federal Tax Consequences" in the Offering Memorandum.

                                        Very truly yours,

                                        /s/ Gibson, Dunn & Crutcher LLP
                                        GIBSON, DUNN & CRUTCHER LLP

SMK/djt